United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 23, 2024		Director of Investor Relations

Vale's Performance in 4Q23

February 23rd, 2024

Disclaimer

This presentation may include statements that present Vale's expectations about future events or results, including without limitation our performance expectation on slide 5, project plans on slide 6 and 11, and cost guidance on slides 14 and 15.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

VALE



1. Opening remarks

Progressing on our drivers

Safety Journey	TRIFR[1] down to 1.06, the lowest since the beginning of the historical series. B3/B4 dam >90% tailings removed, conclusion anticipated to 2024, from 2027.
Iron Ore Operational Stability	Iron ore production reached 321 Mt, above our 2023 guidance. Highest monthly iron ore output in December, since 2018.
Iron Ore Growth and Quality	Successful start-up of our first iron ore briquette plant. Partnership with Anglo American in Minas-Rio. C1 cash-cost down to US$ 20.8/t, -5% q/q.
Energy Transition Metals Transformation	Copper production increased 50% in Q4, the highest level since 2018. Nickel production in line with guidance, at 165 kt. Nickel price realization 7% above LME prices in Q4.
ESG Leadership (e.g. Reparation)	Brumadinho Integral Reparation agreement: 68% completed. Mariana: R$ 35 billion disbursed and 85% of housing solutions delivered. 85% increase in female workforce.
Stay disciplined	US$ 2.4 billion dividend announced, with payment in March.



Note 1: TRIFR stands for Total Recordable Injury Frequency Rate

VALE

Becoming a safer Vale

Lowest

TRIFR

Total recordable injury frequency rate


2.69
-61%
1.06
2019
2023

B3/B4 >90% of tailings removed


2019


2024

Improving performance in Iron Ore Solutions

Iron ore production
(Mt)


11%
4%
81
89
308
321
4Q22
4Q23
2022
2023

Mean Time Between Failure (MTBF)
S11D truckless (The higher, the better)


99%
2020
2022
2023
Mid-term

In December 2023, highest monthly output since 2018

VALE

Progressing with our iron ore production capacity expansion

+50 Mt

2026


+15 Mt


+15 Mt


+20 Mt

Vargem Grande


13%
19%
33%
51%
78%
2022
1Q23
2Q23
3Q23
4Q23

Capanema


29%
37%
47%
57%
68%
2022
1Q23
2Q23
3Q23
4Q23


S11D +20Mt
Crusher
42%
45%
7%
50%
12%
56%
18%
61%
26%
2022
1Q23
2Q23
3Q23
4Q23

Physical progress

VALE

Ramping-up innovative high-quality product supply

Iron ore briquette

1st briquetting plant delivered

Lower capital intensity[1]

80% less CO_2 emissions[1]


Inauguração
Usina de Briq
Opening of Vale's first
VALE



[1] Iron ore briquette plant compared to the pelletizing process.

Production growth in ETM: strong progress in Copper; Nickel on transition phase

Copper production
(kt)


50%
29%
66
99
253
327
4Q22
4Q23
2022
2023

Salobo Complex at 32 Mtpy
Salobo Complex throughput achieved a 32 Mtpy run-rate during a 90-day period (Aug-Nov).

Sossego improved performance
Highest contained copper production since 2021, achieved in Nov-23.
Best milling rate since 2020 in Dec-23.

Nickel production
(kt)


-5%
-2%
48
45
168
165
4Q22
4Q23
2022
2023

Nickel price realization above LME
Realized nickel price in Q4 was 7% higher than the LME reference price.

Consistent deliveries in ESG

People-driven culture

- 24% of female workforce, an 85%-increase since 2019
- 88% of priority communities in Brazil with relationship plans

Advancing on **nature-positive**

- TNFD early adopters
- +177,000 ha of forests protected / recovered since 2019

Committed to **Reparation**

- Brumadinho Integral Reparation program: 68% completed
- Mariana: 85% housing solutions delivered, R$ 35 bn disbursed

VALE



2. Financial Performance

Minas-Rio: access to 3.8 Mt of high-quality pellet feed in the near-term... And 15 Mt in 2030+

Transaction summary

- Vale: 15% ownership interest in Minas-Rio
- Minas-Rio EBITDA 2023: US$ 1.4 billion
- Vale pays: US$ 157.5 million[1] + Serpentina resources
- Option to acquire an additional 15% interest
- Closing expected for the 4Q24

Vale's strategic rationale

- 3.8 Mtpy high-grade pellet feed (>65%Fe), through offtake agreement
- ~15 Mtpy potential offtake in the long term
- Logistics synergies with the development of Serpentina

Minas-Rio iron ore production


Mt
23
22
24
26.5
>50
2021
2022
2023
Capacity
Potential
(w/ Serpentina)

[1] Subject to net debt and working capital variation adjustments at the closing date.

VALE

EBITDA $2.7bn higher y/y, supported by higher iron ore prices and lower expenses

EBITDA Proforma 4Q23 vs. 4Q22

US$ million


5,001
1.443
-19
357
87
-139
6,730
US$23/t higher iron ore fines realized prices
Efficiency program initiatives
Absence of non-recurring tax effects from 4Q22 (e.g. TFRM)
Proforma EBITDA 4Q22¹
Price
Volume
Costs and expenses
Others ²
FX effect ²
Proforma EBITDA 4Q23¹

VALE

[1]Excluding Brumadinho expenses. [2]Includes US$ 43 million related to dividends and US$ 53 million related to by-product revenues.

Realized prices: pro-active strategy to optimize product mix

Iron ore fines price realization – 4Q23

US$/t



128.3
-1.1
4.4
131.6
-3.3
-10.0
+24%
vs 4Q22
118.3
Average reference price 4Q23 (dmt)[1]
Quality and Premiums [1]
Pricing system adjustments [2]
CFR Reference (dmt)
Adjustments for FOB sales [4]
Moisture
Vale realized price (wmt)[5]

- Positive effect from provisional prices (US$ 4.1/t), with prices marked at US$ 139/t

- Higher opportunistic sales of high-silica products (11% in Q4 vs. 9% in Q3)
- Premium inventories rebalancing, reducing Carajás sales (17% in Q4 vs. 21% in Q3)

[1] Includes quality (US$ 0.6/t) and premium discounts and commercial conditions (US$ 1.6/t). [2] Adjustments as a result of provisional prices booked in 3Q23 at US$ 117.0/t. [3] Difference between the weighted average of the prices provisionally set at the end of 4Q23 at US$ 139.1/t based on forward curves and US$ 128,3/t from the 4Q23 average reference price. [4] Includes freight pricing mechanisms of CFR sales freight recognition. [5] Vale´s price is net of taxes.

Iron Ore Solutions: delivering costs below guidance

C1 cash cost, ex-third-party purchase

(US$/t)


-5%
21,9
20,8
22,3
Guidance 2023
US$ 22.5/t
Guidance 2024
US$ 21.5-23.0/t
3Q23
4Q23
2023

Main effects in 4Q23

- Efficiency program initiatives (US$ -0.3/t)
- FX effect (US$ -0.3/t)
- Inventories effect (US$ -0.3/t)

Breakeven/All-in[1] costs

(US$/dmt)


-4%
55,7
53,3
54,8
Guidance 2023
US$ 56/t
Guidance 2024
US$ 53-57/t
3Q23
4Q23
2023

Main effects in 4Q23

- Lower C1 cash cost, ex-3rd-party purchases (US$ -1.1/t)
- Positive tax recovery effect (Expenses: US$ -2.4/t)
- Lower all-in premiums[2] (US$ 2.2/t)

[1] Iron ore fines and pellet EBITDA break-even (US$/dmt). [2] Including "Iron ore fines quality adjustment" and "Iron ore fines pellet adjustment".

ETM: important nickel cost reduction in Q4

Nickel – Breakeven costs

('000 US$/t)


-19%
18,6
15,0
16,9
Guidance 2023
US$ 16.2k/t
Guidance 2024
US$ 14.5-16.0k/t
3Q23
4Q23
2023

Main effects in 4Q23

- Conclusion of mine maintenance in Q3 and greater fixed cost dilution (COGS: US$ -3.7k/t)
- Higher by-product revenues (US$ -1.2k/t)

Copper – Breakeven costs[1]

('000 US$/t)


-2%
3,3
3,2
3,4
Guidance 2023
US$ 3.4k/t
Guidance 2024
US$ 4.0-4.5k/t
3Q23
4Q23
2023

Main effects in 4Q23

- Higher by-product revenues (US$ -0.3k/t)

[1]EBITDA breakeven ex-Hu'u.

Strong FCF generation drives healthy shareholder remuneration

US$ 2.4 billion in dividends to be paid in Mar-23

Free cash flow – 4Q23

US$ million


Higher accrual sales volumes (17.3 Mt in Q4 vs. 16.4 Mt in Q3)
Provisional prices above quarter average (US$ 139/t vs. US$ 128/t)
6.730
-852
-668
-259
-2,118
-320
2.513
-2,181
332
Dividend and interest on capital: US$2.040 billion
Proforma EBITDA
Working capital
Brumadinho & decharacterization expenses¹
Income taxes & REFIS
CAPEX
Others²
Free Cash Flow from operations
Dividends & others³
Increase in cash and cash equivalents

VALE

[1] Includes US$ 562 million in disbursements for Brumadinho and decharacterization provisioned expenses and US$ 106 million of Brumadinho incurred expenses. [2] Includes interest on loans, leasing, dividends and interest on capital paid to non-controlling interest, shareholder debentures, payment related to Samarco's dam failure, others. [3] Includes US$ 44 million in share buybacks, and US$ 25 million in debt repayment.

Expanded net debt: disciplined capital allocation continues

Expanded net debt – (4Q23 vs. 3Q23)

US$ billion


15.5
-0.4
0.1
-0.1
1.2
16.2
Expanded net debt (3Q23)
Net debt
Currency swaps
Brumadinho provisions
Samarco provisions
Expanded net debt (4Q23)

Expanded net debt target: **US$ 10–20 billion**

Performing on **Brumadinho and Mariana commitments**

Solid dividend distribution and **consistent buybacks**



3. Key takeaways

Key takeaways

- Delivering on our safety and ESG commitments
- Stronger operational and cost performance across all businesses
- Advancing our iron ore strategy towards quality growth
- Progressing on VBM's Asset Review
- Continued disciplined capital allocation


VALE